FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 02 June 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Issued: Thursday 01 June 2017, London UK - LSE announcement

ViiV Healthcare submits regulatory applications for the first HIV maintenance regimen comprising only two medicines

    - EU and US submissions for single tablet combining dolutegravir and rilpivirine
    - Priority review voucher submitted in US with anticipated target action date of 6 months

London, UK 01 June 2017 - GSK and ViiV Healthcare, the global specialist HIV company majority-owned by GSK, with Pfizer Inc. and Shionogi Limited as shareholders, today announced regulatory submissions to the European Medicines Agency (EMA) and US Food and Drug Administration (FDA) for a single-tablet, two-drug regimen of dolutegravir (Tivicay, ViiV Healthcare) and rilpivirine (Edurant, Janssen Sciences Ireland UC) for the maintenance treatment of HIV-1 infection.

The submissions are based on the SWORD studies that included more than one thousand patients who previously achieved viral suppression on a three- or four-drug (integrase inhibitor, non-nucleoside reverse transcriptase inhibitor, or protease inhibitor-based) antiretroviral regimen. The results of these studies were presented at the 2017 Conference on Retroviruses and Opportunistic Infections (CROI) in February.

A recently acquired priority review voucher was submitted to the FDA along with the dolutegravir and rilpivirine 2-drug regimen New Drug Application (NDA). Under the Prescription Drug User Fee Act, the anticipated target action date is six months after receipt of the application by the FDA. The $130 million cost of the voucher will be reported as an R&D expense in GSK's Q2 2017 Adjusted results.

Use of dolutegravir and rilpivirine as a two-drug regimen for HIV-1 maintenance therapy is investigational and not approved anywhere in the world.

Deborah Waterhouse, CEO ViiV Healthcare said, "As people living with HIV plan their lives, there is a need for new options to best manage their lifelong treatment. At ViiV Healthcare, we are not only developing potential new medicines to treat and prevent HIV infection, we are challenging the traditional HIV treatment paradigm to develop new treatment regimens. We look forward to working with regulatory authorities to bring this new single tablet, two-drug regimen to appropriate people living with HIV."

John C Pottage, Jr, MD, Chief Scientific and Medical Officer, ViiV Healthcare, commented,
"Traditionally, we have used a regimen of three or more drugs to maintain HIV viral suppression, but to best serve people living with HIV we must always question the status quo. We believed that dolutegravir would have the right profile to be a core agent in a two-drug regimen. Data from the SWORD studies supported our hypothesis that a two-drug regimen of dolutegravir and rilpivirine could maintain viral suppression and these regulatory submissions mark what may be a step change in HIV treatment. We are grateful to the study participants and clinicians who have contributed so much to making these submissions possible."

Notes to editors
In June 2014, ViiV Healthcare and Janssen Sciences, one of the Janssen Pharmaceutical Companies of Johnson & Johnson, announced a partnership to investigate the potential of combining dolutegravir and rilpivirine in a single tablet in order to expand the treatment options available to people living with HIV.

About the SWORD phase III programme for dolutegravir (Tivicay) and rilpivirine (Edurant)
The phase III programme evaluates the efficacy, safety, and tolerability of switching to dolutegravir plus rilpivirine from current integrase inhibitor-, non-nucleoside reverse transcriptase inhibitor-, or boosted protease inhibitor-based antiretroviral regimen in HIV-1-infected adults who are virologically suppressed with a three or four-drug regimen. SWORD-1 (NCT02429791) and SWORD-2 (NCT02422797) are replicate 148-week, randomised, open-label, non-inferiority studies to assess the antiviral activity and safety of a two-drug, daily oral regimen of dolutegravir plus rilpivirine compared with current antiretroviral therapy. In the clinical trials, dolutegravir and rilpivirine are provided as individual tablets.

The primary endpoint is the proportion of patients with plasma HIV-1 RNA <50 copies per millilitre (c/mL) at Week 48. Key secondary endpoints include evaluation of the development of viral resistance, measurements of safety and tolerability, and changes in renal, bone and cardiovascular biomarkers. The studies also include exploratory measures to assess change in health-related quality of life, willingness to switch and adherence to treatment regimens.

For more information on the trials please visit: www.clinicaltrials.gov

Tivicay is a registered trademark of the ViiV Healthcare group of companies
Edurant is a registered trademark of Janssen Sciences Ireland UC

TIVICAY (dolutegravir) tablets
Important Safety Information for TIVICAY® (dolutegravir) 10-, 25-, and 50-mg tablets, for oral use

The following Important Safety Information (ISI) is based on the Highlights section of the US Prescribing Information for TIVICAY and local variations apply. Please consult the full Prescribing Information for all the labeled safety information for TIVICAY or please refer to applicable local labelling.

FDA INDICATIONS AND USAGE
TIVICAY is a human immunodeficiency virus type 1 (HIV-1) integrase strand transfer inhibitor (INSTI) indicated in combination with other antiretroviral agents for the treatment of HIV-1 infection in adults and pediatric patients weighing at least 30 kg.
Limitations of Use:
●
Use of TIVICAY in integrase strand transfer inhibitor (INSTI)-experienced patients should be guided by the number and type of baseline INSTI substitutions. The efficacy of TIVICAY 50 mg twice daily is reduced in patients with an INSTI-resistance Q148 substitution plus 2 or more additional INSTI-resistance substitutions including T66A, L74I/M, E138A/K/T, G140S/A/C, Y143R/C/H, E157Q, G163S/E/K/Q, or G193E/R.

CONTRAINDICATIONS
●
Previous hypersensitivity reaction to dolutegravir.
●
Coadministration with dofetilide.

WARNINGS AND PRECAUTIONS
●
Hypersensitivity reactions characterized by rash, constitutional findings, and sometimes organ dysfunction, including liver injury, have been reported. Discontinue TIVICAY and other suspect agents immediately if signs or symptoms of hypersensitivity reactions develop, as a delay in stopping treatment may result in a life-threatening reaction.
●
Patients with underlying hepatitis B or C may be at increased risk for worsening or development of transaminase elevations with use of TIVICAY. Appropriate laboratory testing prior to initiating therapy and monitoring for hepatotoxicity during therapy with TIVICAY is recommended in patients with underlying hepatic disease such as hepatitis B or C.
●
Redistribution/accumulation of body fat and immune reconstitution syndrome have been reported in patients treated with combination antiretroviral therapy.

ADVERSE REACTIONS
The most common adverse reactions of moderate to severe intensity and incidence at least 2% (in those receiving TIVICAY in any one adult trial) are insomnia, fatigue, and headache.

DRUG INTERACTIONS
●
Drugs that are metabolic inducers may decrease the plasma concentrations of dolutegravir.
●
TIVICAY should be taken 2 hours before or 6 hours after taking cation-containing antacids or laxatives, sucralfate, oral supplements containing iron or calcium, or buffered medications. Alternatively, TIVICAY and supplements containing calcium or iron can be taken together with food.

USE IN SPECIFIC POPULATIONS
●
Pregnancy: TIVICAY should be used during pregnancy only if the potential benefit justifies the potential risk.
●
Lactation: Breastfeeding is not recommended.

Please visit the following link for the full U.S. prescribing and patient information: https://www.gsksource.com/pharma/content/dam/GlaxoSmithKline/US/en/Prescribing_Information/Tivicay/pdf/TIVICAY-PI-PIL.PDF#page=1

EDURANT® Consumer Indication and Important Safety Information (ISI)

About EDURANT®
● EDURANT® (rilpivirine) is a prescription HIV medicine that is used with other antiretroviral medicines to treat Human Immunodeficiency Virus-1 (HIV-1) in patients:
- Who have never taken HIV medicines before, and
- Who have an amount of HIV in their blood (called "viral load") that is no more than 100,000 copies/mL. Your healthcare professional will measure your viral load
● EDURANT® should be taken in combination with other HIV medicines. Your healthcare professional will work with you to find the right combination of HIV medicines
● It is important that you remain under the care of your healthcare professional during treatment with EDURANT®

● EDURANT® is not recommended for patients less than 12 years of age

EDURANT® does not cure HIV infection or AIDS. You should remain on your HIV medications without stopping to ensure that you control your HIV infection and decrease the risk of HIV-related illnesses. Ask your healthcare professional about how to prevent passing HIV to other people.

Please read Important Safety Information below, and talk to your healthcare professional to learn if EDURANT® is right for you.

Important Safety Information
Can EDURANT® be taken with other medicines?
EDURANT® may affect the way other medicines work and other medicines may affect how EDURANT® works and may cause serious side effects. If you take certain medicines with EDURANT®, the amount of EDURANT® in your body may be too low and it may not work to help control your HIV infection, and the HIV virus in your body may become resistant to EDURANT® or other HIV medicines that are like it. To help get the right amount of medicine in your body, you should always take EDURANT® with a meal. A protein drink alone does not replace a meal.

Do not take EDURANT® if:
● Your HIV infection has been previously treated with HIV medicines
● You are taking any of the following medicines:
- Anti-seizure medicines: carbamazepine (Carbatrol®, Equetro®, Tegretol®, Tegretol-XR®, Teril®, Epitol®), oxcarbazepine (Trileptal®), phenobarbital (Luminal®), phenytoin (Dilantin®, Dilantin-125®, Phenytek®)
- Anti-tuberculosis (anti-TB) medicines: rifampin (Rifater®, Rifamate®, Rimactane®, Rifadin®), rifapentine (Priftin®)
- Proton pump inhibitor (PPI) medicine for certain stomach or intestinal problems: esomeprazole (Nexium®, Vimovo®), lansoprazole (Prevacid®), omeprazole (Prilosec®, Zegerid®), pantoprazole sodium (Protonix®), rabeprazole (Aciphex®)
- More than 1 dose of the steroid medicine dexamethasone or dexamethasone sodium phosphate
- St. John's wort (Hypericum perforatum)

Especially tell your doctor if you take:
● Rifabutin (Mycobutin®), a medicine to treat some bacterial infections). Talk to your doctor or pharmacist about the right amount of EDURANT® you should take if you also take rifabutin
● Medicines used to treat HIV
● An antacid medicine that contains aluminum, magnesium hydroxide, or calcium carbonate. Take antacids at least 2 hours before or at least 4 hours after you take EDURANT®
● Medicines to block acid in your stomach, including cimetidine (Tagamet®), famotidine (Pepcid®), nizatidine (Axid®), or ranitidine hydrochloride (Zantac®). Take these medicines at least 12 hours before or at least 4 hours after you take EDURANT®
● Any of these medicines (if taken by mouth or injection): clarithromycin (Biaxin®), erythromycin (E-Mycin®, Eryc®, Ery-Tab®, PCE®, Pediazole®, Ilosone®), fluconazole (Diflucan®), itraconazole (Sporanox®), ketoconazole (Nizoral®), methadone (Dolophine®), posaconazole (Noxafil®), telithromycin (Ketek®), voriconazole (Vfend®)

This is not a complete list of medicines. Before starting EDURANT®, be sure to tell your healthcare professional about all the medicines you are taking or plan to take, including prescription and nonprescription medicines, vitamins, and herbal supplements.

Before taking EDURANT®, also tell your health-care professional if you have had or currently have liver problems (including hepatitis B or C), have ever had a mental health problem, are pregnant or planning to become pregnant, or breastfeeding. It is not known if EDURANT® will harm your unborn baby.
You and your health-care professional will need to decide if taking EDURANT® is right for you.
- Do not breastfeed if you are taking EDURANT®. You should not breastfeed if you have HIV because of the chance of passing HIV to your baby

What are the possible side effects of EDURANT®? EDURANT® can cause serious side effects including:
● Severe skin rash and allergic reactions. Call your doctor right away if you get a rash. Stop taking EDURANT® and seek medical help right away if you get a rash with any of the following symptoms: severe allergic reaction causing swelling of the face, eyes, lips, mouth, tongue, or throat (which may lead to difficulty swallowing or breathing); mouth sores or blisters on your body; inflamed eye (conjunctivitis); fever; dark urine; or pain on the right side of the stomach area (abdominal pain)

● Depression or mood changes. Tell your doctor right away if you have any of the following symptoms: feeling sad or hopeless, feeling anxious or restless, have thoughts of hurting yourself (suicide), or have tried to hurt yourself

● Liver problems. People with a history of hepatitis B or C virus infection or who have certain liver function test changes may have an increased risk of developing new or worsening liver problems during treatment. Liver problems were also reported during treatment in some people without a history of liver disease. Your health-care professional may need to do tests to check liver function before and during treatment

● Changes in body shape or body fat have been seen in some patients taking HIV medicines. The exact cause and long-term health effects of these conditions are not known
● Changes in your immune system (immune reconstitution syndrome).
    Your immune system may get stronger and begin to fight infections. Tell your health-care professional right away if you start having any new symptoms of infection

Other common side effects of EDURANT® include depression, headache, trouble sleeping (insomnia), and rash.

This is not a complete list of all side effects. If you experience these or other symptoms, contact your healthcare professional right away. Do not stop taking EDURANT® or any other medications without first talking to your healthcare professional.

You are encouraged to report side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088. You may also report side effects to Janssen Products, LP, at 1-800-JANSSEN (1-800-526-7736).

Please see accompanying full Product Information for more details.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GlaxoSmithKline (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who are at risk of becoming infected with HIV. Shionogi joined in October 2012. The company's aim is to take a deeper and broader interest in HIV/AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV. For more information on the company, its management, portfolio, pipeline, and commitment, please visit www.viivhealthcare.com.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

ViiV Healthcare Media enquiries	Sébastien Desprez	+44 (0) 20 8380 6275	(London)
	Patricia O'Connor	+44 (0) 208 047 5982	(London)
	Marc Meachem	+1 919 483 8756	(North Carolina)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 02, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc